U.S. SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D

                          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO.     )

                             5G WIRELESS COMMUNICATIONS, INC.
                                       COMMON STOCK

                                       33828U-10-4
                                       (CUSIP NUMBER)

                                    2921 North Teneya Way
                                    Las Vegas, NV  89128

                                       February 6th 2002

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos. of
    Above Persons (entities only):   Marc R. Tow, Social Security
    No.:  ###-##-####

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

(a)_______________________________________________________________________
(b)_______________________________________________________________________.

3.  SEC Use Only:
___________________________________________________________________________

4.  Source of Funds (See Instructions): 00
___________________________________________________________________________

5.  Check if Disclosure of  Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e):
___________________________________________________________________________

6.  Citizenship or Place of Organization:  United States of America
____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  6,993,712
____________________________________________________________________________

8.  Shared Voting Power:
____________________________________________________________________________

9.  Sole Dispositive Power:  6,993,712
____________________________________________________________________________

10. Shared Dispositive Power:

____________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
____________________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares:
____________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  6.06%
____________________________________________________________________________

14.  Type of Reporting Person:  IN
____________________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
____________________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

5G Wireless Communications, Inc.
Common Stock, $.001 par value
2921 North Tenaya Way, Suite 234,
Las Vegas, NV  89128

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Marc R. Tow
(b)  Address:  3900 Birch Street, Suite 113, Newport Beach, CA  92660
(c)  Consultant
(d)  No
(e)  No
(f)  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Marc R. Tow agreed to perform certain consulting services for the Issuer in exchange for 6,993,712 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with an attorney to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, Marc
R. Tow provided legal representation and business advice to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Marc R. Tow acquired 3,146,856 of common shares of the Issuer on February 7, 2002. Marc R. Tow acquired 3,846,856 of common shares of the Issuer on February 20, 2002. After Marc R. Tow's acquisition of the aforementioned shares of the Issuer, such amount represented 6.06% of the total and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:                                                      /s/ Marc R. Tow